Exhibit 99.1

Opera Reports 40% Revenue Growth in the First Quarter 2025, Raises Full-Year Guidance Ranges for Both Revenue and Adjusted EBITDA

Revenue accelerated further to 40% year-over-year growth and $142.7 million in the quarter, far exceeding the guidance range

Adjusted EBITDA of $32.3 million, a 23% margin, also exceeded the guidance range

Opera raises full-year guidance for both revenue and adjusted EBITDA

Company guides second quarter 2025 revenue of $134 – 138 million (+24%) with adjusted EBITDA margin of 23% at the midpoints

OSLO, Norway, April 28, 2025 – Opera Limited (NASDAQ: OPRA), one of the world’s major browser developers and a leading internet consumer brand, today announced financial results for the quarter ended March 31, 2025.

“Our growth acceleration continued in the first quarter of 2025, leading to both revenue and profitability outperformance well beyond our guidance ranges. The continued scaling of revenue from both our browser products and the Opera Ads platform allows us to raise expectations for the remaining quarters of the year beyond our prior guidance,” said co-CEO Lin Song.

“On the product side, highlights include the launch of Opera Air, our mindfulness-oriented browser, and the introduction of our agentic Browser Operator, which enables our browser to act autonomously and perform tasks for users using local AI capabilities,” continued Mr. Song.

First Quarter 2025 Financial Highlights

	Three Months Ended March 31,
In thousands, except percentages and per share amounts	2024	2025	% Change
Revenue	$101,871	$142,717	40%

Net income	$14,839	$18,283	23%
Net income margin	15%	13%

Adjusted net income (1)	$17,677	$24,154	37%
Adjusted net income margin	17%	17%

Adjusted EBITDA (1)	$24,913	$32,259	29%
Adjusted EBITDA margin	24%	23%

Diluted earnings per share	$0.17	$0.20	19%
Adjusted diluted earnings per share (1)	$0.20	$0.27	35%

Net cash flow from operating activities	$31,022	$15,945	(49)%
As percentage of adjusted EBITDA	125%	49%

Free cash flow from operations (1)	$8,290	$12,026	45%
As percentage of adjusted EBITDA	33%	37%

_______________

(1)
See the sections below titled “Non-IFRS Financial Measures” and “Reconciliations of Non-IFRS Financial Measures” for explanations and reconciliations of non-IFRS financial measures.

First Quarter 2025 and Recent Business Highlights

•
Further accelerated advertising revenue growth, with Opera Ads being established as a platform of global relevance in the broader mobile advertising ecosystem, resulting in advertising revenue growing 63% year-over-year to $95.6 million, representing 67% of total revenue.
•
Search revenue grew 8% year-over-year to $46.6 million, or 33% of total revenue, while search related functionality also represents an entry point for direct advertising monetization of high user intent.
•
Opera had 293 million average monthly active users (“MAUs”) in the quarter, with annualized average revenue per user (“ARPU”) of $1.94, an increase of 45% versus the first quarter of 2024.
•
The Opera GX gaming browser had 34 million average MAUs in the quarter across PC and mobile, up 14% year-over-year.
•
A dividend of $0.40 per share under our semi-annual dividend program was paid in January.
•
Net cash flow from operating activities was $15.9 million, with working capital items affected by the continued growth acceleration within the first quarter. At quarter-end, cash and cash equivalents totaled $103.5 million.
•
Opera previewed the Browser Operator, an AI agent in the Opera browser capable of performing tasks on behalf of users based on natural language instructions, marking the first step towards broadening the role of the browser to become agentic.

First Quarter 2025 Financial Results

All comparisons in this section are relative to the first quarter of 2024 unless otherwise stated.

Revenue increased 40% to $142.7 million.

•
Advertising revenue increased 63% to $95.6 million.
•
Search revenue increased 8% to $46.6 million.
•
Technology licensing and other revenue was $0.5 million.

Operating expenses increased 47% to $121.6 million.

•
The total amount of technology and platform fees, content cost and cost of inventory sold, all being costs of revenue, was $50.7 million, or 36% of revenue, as Opera Ads achieved additional scale in the quarter.
•
Personnel expenses excluding share-based compensation increased 8% to $17.6 million, mostly due to periodic salary adjustments.
•
Share based compensation expense was $6.0 million, a 130% increase year-over-year. In early 2025, Opera granted 1.9 million share-equivalent RSUs with vesting over the 2025-2028 period, predominantly extending grants that had reached their final vesting period. With front-loaded cost recognition of multi-year grants, we will continue to see an elevated cost level throughout 2025.
•
Marketing and distribution expenses increased 16% to $34.2 million.
•
Depreciation and amortization increased 44% to $4.4 million, primarily due to the AI data cluster acquired in early 2024.
•
All other operating expenses increased 22% to $8.7 million, driven by professional services and impairment of non-financial assets, partially offset by a reduction in software license fees.

Operating profit was $21.1 million, representing a 15% margin, compared to an operating profit of $19.6 million and a margin of 19% in the first quarter of 2024.

Net finance loss was $0.3 million, a result of foreign exchange loss of $0.8 million, offset by $0.5 million in net interest income.

Income tax expense was $2.5 million, corresponding to an effective tax rate of 12%, and also representing 8% of adjusted EBITDA. This compares to income tax expense of $4.6 million in the first quarter of 2024, representing 19% of adjusted EBITDA. The income tax expense was reduced by an increased U.S. dollar value of our Norwegian deferred tax assets following a strengthening of the Norwegian krone relative to the dollar, and by the recognition of tax benefits related to Opera’s equity awards to employees.

Net income was $18.3 million, representing a 13% margin, compared to net income of $14.8 million and a margin of 15% in the first quarter of 2024.

Adjusted net income, which excludes accounting impacts from share-based compensation, investments in unconsolidated entities and other items that may not be indicative of the underlying and recurring profitability of our core operations, was $24.2 million, representing a 17% margin and an increase of 37% relative to $17.7 million and an equal 17% margin in the first quarter of 2024.

Adjusted EBITDA was $32.3 million, representing a 23% margin and an increase of 29% relative to $24.9 million and a 24% margin in the first quarter of 2024.

Diluted earnings per share was $0.20, whereas adjusted diluted earnings per share was $0.27.

Net cash flow from operating activities was $15.9 million, or 49% of adjusted EBITDA. Free cash flow from operations was $12.0 million, or 37% of adjusted EBITDA. As in prior years, we continue to expect fluctuations in cash conversion on a quarterly basis, while stabilizing year-to-date as we progress towards a full-year basis.

Business Outlook

	Second Quarter 2025 Guidance	Full-Year 2025 Guidance
Revenue	$134 – 138 million	$567 – 582 million
Year-over-year revenue growth (1)	24%	20%
Adjusted EBITDA (2)	$30 – 32 million	$135 – 140 million
Adjusted EBITDA margin (1)	23%	24%

_______________

(1)
The percentages shown for revenue growth and adjusted EBITDA margin have been calculated based on the midpoints of the revenue and adjusted EBITDA guidance.
(2)
See the section below titled “Non-IFRS Financial Measures” for explanations of non-IFRS financial measures.

“With 40% revenue growth at the high-end of the expected profitability margin, the first quarter of 2025 truly demonstrated the underlying performance potential of our monetization capabilities. We benefit from a diversified geographic footprint and our demonstrated ability to quickly seize growth opportunities as our products scale, representing key advantages as we navigate volatile market environments,” said Frode Jacobsen, CFO.

“As a result, we are in a position to significantly raise our full-year guidance, which reflects our Q1 overperformance as well as incremental uplifts in what we had previously assumed for the remaining quarters of the year,” continued Mr. Jacobsen.

Conference Call and Webcast Information

Opera’s management will host a conference call to discuss the first quarter 2025 financial results at 8:00 a.m. ET today. The live webcast of the conference call can be accessed at our investor relations website at investor.opera.com, along with the earnings press release and financial tables. Following the call, a replay will be available at the same website.

We also provide announcements on our investor relations website at investor.opera.com regarding our financial performance and other matters, including SEC filings, press releases, slide presentations, business blog posts and information on corporate governance.

Non-IFRS Financial Measures

In addition to revenue, net income, net cash flow from operating activities and other financial measures presented in accordance with IFRS Accounting Standards, we use adjusted net income, adjusted EBITDA, adjusted diluted earnings per share and free cash flow from operations to manage our business, make planning decisions, evaluate our performance, and allocate resources. We believe adjusted net income, adjusted EBITDA and adjusted diluted earnings per share provide meaningful supplemental information regarding our financial performance by excluding certain items that may not be indicative of recurring core business operating results. We believe free cash flow from operations provides useful information regarding our ability to generate cash from business operations that is available for acquisitions and other investments, and for distributions to our shareholders, even though free cash flow from operations does not represent the residual cash flow available for discretionary expenditures.

We define adjusted net income as net income excluding (i) profit (loss) from discontinued operations, (ii) gain (loss) on investments in unconsolidated entities, (iii) non-recurring expenses, (iv) impairment of non-financial assets, (v) amortization of acquired intangible assets, (vi) share-based compensation expenses, and (vii) the income tax effect of these adjustments. Adjusted net income margin is calculated as adjusted net income divided by revenue, whereas adjusted diluted earnings per share is calculated as adjusted net income divided by the diluted weighted average number of shares outstanding.

We define adjusted EBITDA as net income excluding (i) profit (loss) from discontinued operations, (ii) income tax expense, (iii) net finance income (expense), (iv) gain (loss) on long-term investments in unconsolidated entities, (v) non-recurring expenses, (vi) impairment of non-financial assets, (vii) depreciation and amortization, (viii) share-based compensation expenses, and (ix) other operating income. Adjusted EBITDA margin is calculated as adjusted EBITDA divided by revenue.

We define free cash flow from operations as net cash flows from (used in) operating activities less (i) purchases of fixed and intangible assets, (ii) development expenditure and (iii) payment of lease liabilities.

We believe the non-IFRS financial measures defined above are useful to investors both because they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making and because they are used by our institutional investors and the analyst community to help them analyze the health of our business. However, these non-IFRS financial measures should not be considered substitutes for, or superior to, the financial information presented in accordance with IFRS Accounting Standards. Our calculations of adjusted net income, adjusted EBITDA, adjusted diluted earnings per share and free cash flow from operations may differ from similarly-titled non-IFRS measures, if any, reported by our peers. In addition, the non-IFRS financial measures may be limited in their usefulness because they do not present the full economic effects of certain items of income, expenses and cash flows. We compensate for these limitations by providing reconciliations of our non-IFRS financial measures to the most closely related financial measures in IFRS Accounting Standards in the section titled “Reconciliations of Non-IFRS Financial Measures” included at the end of this earnings press release. We encourage investors and others to review our financial information in its entirety, not to rely on any single financial measure and to view our reported non-IFRS financial measures in conjunction with net income and net cash flow from operating activities.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements, including statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “may,” “expect,” “believe,” “anticipate,” “intend,” “aim,” “estimate,” “seek,” “plan,” “potential,” “continue,” “ongoing,” “target,” “guidance,” “is/are likely to,” “future” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. The Company may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry in which it operates. Potential risks and uncertainties include, but are not limited to, those relating to: the duration and development of international wars and conflicts, such as in Ukraine and the Middle East, and related economic sanctions, as well as resulting changes in consumer behaviors; the outcome of regulatory processes or litigation involving the Company or its business partners; the Company and its goals and strategies; expected development and launch, and market acceptance, of products and services; Company’s expectations regarding demand for and market acceptance of its brands, platforms and services; Company’s expectations regarding changes in its user base, user retention and level of engagement; changes in consumer behavior, for example from increased adoption of AI powered services; Company’s ability to attract, retain and monetize users; Company’s ability to continue to develop new technologies, products and services and/or upgrade its existing technologies, products and services; quarterly variations in Company’s operating results caused by factors beyond its control; and global macroeconomic conditions and their potential impact in the markets in which the Company has business. All information provided in this press release is as of the date hereof and is based on assumptions that the Company believes to be reasonable as of this date, and it undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Opera is included in the Company’s filings with the SEC, including its annual reports on Form 20-F.

About Opera

Opera is a user-centric and innovative software company focused on enabling the best possible internet browsing experience across all devices. Hundreds of millions use the Opera web browsers for their unique and secure features on their mobile phones and desktop computers. Founded in 1995, and headquartered in Oslo, Norway, Opera is a public company listed on the Nasdaq stock exchange under the ticker symbol “OPRA”. Download the Opera web browser and access other Opera products from opera.com. Learn more about Opera at investor.opera.com.

Contacts

Investor relations: Matthew Wolfson, investor-relations@opera.com

Media: press-team@opera.com

Opera Limited

Consolidated Statement of Operations

(In thousands, except per share amounts, unaudited)

	Three Months Ended March 31,
	2024	2025
Revenue	$101,871	$142,717
Other operating income	343	(17)
Operating expenses:
Technology and platform fees	(3,763)	(2,237)
Content cost	(970)	(922)
Cost of inventory sold	(19,285)	(47,534)
Personnel expenses excluding share-based compensation	(16,314)	(17,568)
Share-based compensation expenses	(2,610)	(6,000)
Marketing and distribution expenses	(29,466)	(34,204)
Credit loss expense	63	(160)
Depreciation and amortization	(3,072)	(4,434)
Impairment of non-financial assets	—	(733)
Other operating expenses	(7,224)	(7,833)
Total operating expenses	(82,640)	(121,626)
Operating profit	19,575	21,075
Share of net loss of equity-accounted investees	—	(7)
Net finance income (expense):
Finance income	863	678
Finance expense	(142)	(120)
Net foreign exchange gain (loss)	(827)	(835)
Net finance income (expense)	(106)	(277)
Income before income taxes	19,468	20,791
Income tax expense	(4,629)	(2,508)
Net income attributable to Opera shareholders	$14,839	$18,283

Earnings per share:
Basic	$0.17	$0.20
Diluted	$0.17	$0.20
Weighted-average number of shares outstanding:
Basic	88,453	89,486
Diluted	89,243	90,188

Opera Limited

Consolidated Statement of Comprehensive Income

(In thousands, unaudited)

	Three Months Ended March 31,
	2024	2025
Net income	$14,839	$18,283
Other comprehensive income (loss):
Items that may be reclassified to the Statement of Operations:
Exchange differences on translation of foreign operations	(246)	1,153
Other comprehensive income (loss)	(246)	1,153
Total comprehensive income attributable to Opera shareholders	$14,593	$19,436

Opera Limited

Consolidated Statement of Financial Position

(In thousands, unaudited)

	As of December 31,	As of March 31,
	2024	2025
Assets:
Property and equipment	$34,058	$32,897
Goodwill	429,742	429,977
Intangible assets	97,509	97,877
Investment in OPay	258,300	258,300
Equity-accounted investments	1,248	2,491
Other non-current investments and financial assets	1,760	1,839
Deferred tax assets	1,063	1,140
Total non-current assets	823,681	824,521
Trade receivables	92,823	103,068
Other current receivables	4,560	5,411
Cash and cash equivalents	126,797	103,546
Other current assets	7,724	6,554
Total current assets	231,904	218,578
Total assets	$1,055,585	$1,043,099

Equity:
Share capital	$18	$18
Additional paid-in capital	647,212	611,818
Treasury shares	(238,815)	(238,815)
Retained earnings	536,623	560,340
Foreign currency translation reserve	(4,938)	(3,786)
Total equity attributable to Opera shareholders	940,100	929,576
Liabilities:
Non-current lease liabilities	5,631	5,455
Deferred tax liabilities	8,689	7,059
Other non-current liabilities	71	74
Total non-current liabilities	14,391	12,587
Trade and other payables	75,285	68,592
Current lease liabilities	3,955	4,095
Income tax payable	3,190	7,499
Deferred revenue	5,441	4,391
Other current liabilities	13,222	16,359
Total current liabilities	101,093	100,936
Total liabilities	115,484	113,524
Total equity and liabilities	$1,055,585	$1,043,099

Opera Limited

Consolidated Statement of Changes in Equity

(In thousands, except number of shares, unaudited)

For the three months ended March 31, 2024:

	Number of shares outstanding	Share capital	Additional paid-in capital	Treasury shares	Retained earnings	Foreign currency translation reserve	Total equity attributable to Opera shareholders
As of January 1, 2024	87,518,284	$18	$717,610	$(238,815)	$445,164	$(4,127)	$919,850
Net income	—	—	—	—	14,839	—	14,839
Other comprehensive loss	—	—	—	—	—	(246)	(246)
Cost of equity awards, net of tax	—	—	—	—	2,722	—	2,722
Issuance of shares upon exercise of equity awards	935,664	—	—	—	—	—	—
Dividends	—	—	(35,007)	—	—	—	(35,007)
As of March 31, 2024	88,453,948	$18	$682,603	$(238,815)	$462,724	$(4,373)	$902,157

For the three months ended March 31, 2025:

	Number of shares outstanding	Share capital	Additional paid-in capital	Treasury shares	Retained earnings	Foreign currency translation reserve	Total equity attributable to Opera shareholders
As of January 1, 2025	88,480,154	$18	$647,212	$(238,815)	$536,623	$(4,938)	$940,100
Net income	—	—	—	—	18,283	—	18,283
Other comprehensive income	—	—	—	—	—	1,153	1,153
Cost of equity awards, net of tax	—	—	—	—	5,434	—	5,434
Issuance of shares upon exercise of equity awards	1,020,700	—	—	—	—	—	—
Dividends	—	—	(35,395)	—	—	—	(35,395)
As of March 31, 2025	89,500,854	$18	$611,818	$(238,815)	$560,340	$(3,786)	$929,576

Opera Limited

Consolidated Statement of Cash Flows

(In thousands, unaudited)

	Three Months Ended March 31,
	2024	2025
Cash flows from operating activities:
Income before income taxes	$19,468	$20,791
Adjustments to reconcile income before income taxes to net cash flow from operating activities:
Net finance (income) expense	106	277
Share of net loss of equity-accounted investees	—	7
Impairment of non-financial assets	—	733
Depreciation and amortization	3,072	4,434
Cost of equity awards	2,158	5,761
Other adjustments	(577)	(572)
Changes in working capital:
Trade and other receivables	8,291	(11,034)
Other current assets	97	437
Trade and other payables	470	(6,693)
Deferred revenue	(2,569)	(1,050)
Other liabilities	669	3,140
Income taxes paid	(162)	(286)
Net cash flow from operating activities	31,022	15,945
Cash flows from investing activities:
Purchase of equipment	(20,234)	(596)
Development expenditure	(1,390)	(2,231)
Investment in an associate	—	(1,250)
Interest received	775	678
Net cash flow used in investing activities	(20,849)	(3,399)
Cash flows from financing activities:
Dividends paid	(9,874)	(35,395)
Repayment of borrowings	(111)	—
Payment of lease liabilities	(1,108)	(1,091)
Interest paid	(142)	(120)
Net cash flow used in financing activities	(11,235)	(36,606)
Net change in cash and cash equivalents	(1,062)	(24,060)
Cash and cash equivalents at beginning of period	93,863	126,797
Effect of exchange rate changes on cash and cash equivalents	(1,462)	809
Cash and cash equivalents at end of period	$91,338	$103,546

Opera Limited

Supplemental Financial Information

(In thousands, unaudited)

Revenue

The following table presents revenue disaggregated by type:

	Three Months Ended March 31,
	2024	2025
Advertising	$58,648	$95,605
Search	43,139	46,587
Technology licensing and other revenue	84	524
Total revenue	$101,871	$142,717

Share-based Compensation Expenses

The table below presents the amounts of share-based compensation expenses:

	Three Months Ended March 31,
	2024	2025
Cost of Opera-granted awards	$(779)	$(7,299)
Cost of parent-granted awards (1)	(1,379)	1,538
Total cost of equity awards	(2,158)	(5,761)
Social security contributions for Opera-granted awards	(452)	(240)
Total share-based compensation expenses	$(2,610)	$(6,000)

_______________

(1)
Kunlun, the majority shareholder of Opera, has granted equity awards to Opera employees as compensation for services provided to Opera. Opera does not have any obligation to settle the awards granted by Kunlun and such awards do not lead to dilution for Opera shareholders.

Other Operating Expenses

The table below presents the items of other operating expenses:

	Three Months Ended March 31,
	2024	2025
Hosting	$(3,008)	$(2,930)
Audit, legal and other advisory services	(1,600)	(2,202)
Software license fees	(1,241)	(838)
Rent and other office expenses	(596)	(631)
Travel	(430)	(498)
Other	(348)	(733)
Total other operating expenses	$(7,224)	$(7,833)

Opera Limited

Reconciliations of Non-IFRS Financial Measures

(In thousands, except per share amounts, unaudited)

The following table presents a reconciliation of adjusted net income to net income:

	Three Months Ended March 31,
	2024	2025
Net income	$14,839	$18,283
Add (deduct):
Share of net loss of equity-accounted investees	—	7
Impairment of non-financial assets	—	733
Amortization of acquired intangible assets	645	645
Share-based compensation expenses	2,610	6,000
Income tax effect on adjustments	(417)	(1,514)
Adjusted net income	$17,677	$24,154
Diluted weighted-average number of shares outstanding	89,243	90,188
Adjusted diluted earnings per share	$0.20	$0.27

The following table is a reconciliation of adjusted EBITDA to net income:

	Three Months Ended March 31,
	2024	2025
Net income	$14,839	$18,283
Add (deduct):
Income tax expense	4,629	2,508
Net finance (income) expense	106	277
Share of net loss of equity-accounted investees	—	7
Impairment of non-financial assets	—	733
Depreciation and amortization	3,072	4,434
Share-based compensation expenses	2,610	6,000
Other operating income	(343)	17
Adjusted EBITDA	$24,913	$32,259

The table below reconciles free cash flow from operations to net cash flow from operating activities:

	Three Months Ended March 31,
	2024	2025
Net cash flow from operating activities	$31,022	$15,945
Deduct:
Purchase of equipment	(20,234)	(596)
Development expenditure	(1,390)	(2,231)
Payment of lease liabilities	(1,108)	(1,091)
Free cash flow from operations	$8,290	$12,026